EXHIBIT 99

ATLANTIC CITY ELECTRIC COMPANY
PRO FORMA FINANCIAL STATEMENTS—GENERATION ASSET SALE

General

In 1999, the electric utility business of Atlantic City Electric Company (ACE) was restructured pursuant to legislation enacted in New Jersey and a Summary Order issued by the New Jersey Board of Public Utilities (NJBPU). The restructuring of ACE’s electric utility business is discussed in ACE’s 2001 Annual Report on Form 10-K in Notes 1, 5, 6, 7 and 10 to the Consolidated Financial Statements, included in Item 8 of Part II.

Electric Generating Plants Sold During 2001

On October 18, 2001, ACE sold for $29.6 million its 7.51% (164 MW) interest in Peach Bottom Atomic Power Station (Peach Bottom), 7.41% interest (167 MW) in Salem Nuclear Generating Station (Salem) and 5.0% interest (52 MW) in Hope Creek Nuclear Generating Station (Hope Creek) and the related nuclear fuel to the utilities that operate the plants. ACE’s trust funds and obligation for decommissioning the plants were transferred to the purchasers in conjunction with the sale. The net assets sold had a carrying value of $27.3 million, which reflects a write-down in 1999 related to discontinuing Statement of Financial Accounting Standards No. 71, “Accounting For the Effects of Certain Types of Regulation” (SFAS No. 71). ACE used $20.5 million of the proceeds to repay the lease obligations related to the nuclear fuel. There was a $2.4 million pre-tax gain on the sale, which did not affect earnings due to the terms of the 1999 restructuring of the electricity generation business of ACE; instead, the pre-tax gain on the sale decreased the balance of deferred recoverable stranded costs.

Agreements for Sale of Electric Generating Plants

As discussed in Note 9 to the Consolidated Financial Statements included in Item 8 of Part II of Conectiv’s 2001 Annual Report on Form 10-K, as of December 31, 2001, ACE’s fossil fuel-fired electric generating plants (Deepwater Station, Conemaugh and Keystone Stations and B.L. England Station) were under agreements for sale to NRG for approximately $178 million (before adjustments for inventories, expenses, and other items). The plants to be sold have electric generating capacity of 739.7 MW, and as of December 31, 2001, the carrying value of the plants was approximately $117 million. Due to the terms of ACE’s electric utility restructuring in 1999 and expected sales proceeds, (i) the loss expected to be realized on the sale of the Deepwater Station was included in the extraordinary charge to earnings in 1999, (ii) the loss expected to be realized on the sale of the B.L. England Station is included in recoverable stranded costs, and (iii) any net gain that may be realized on the sale of ACE’s interests in Conemaugh and Keystone Stations is expected to reduce the amount of stranded costs to be recovered from ACE’s utility customers.

Description of Pro Forma Financial Information

The following consolidated financial statements for ACE are filed with this Exhibit:

•	Unaudited Pro Forma Consolidated Balance Sheet at December 31, 2001, and

•	Unaudited Pro Forma 2001 Consolidated Statement of Income.

The following major assumptions were made in preparing these pro forma financial statements:

•
For purposes of the Pro Forma Consolidated Balance Sheet, (i) ACE’s fossil fuel-fired electric generating plants that are subject to the agreements for sale, as discussed in Note 9 to the Consolidated Financial Statements included in Item 8 of Part II of ACE’s 2001 Annual Report on Form 10-K, were assumed to be sold as of December 31, 2001, and (ii) the proceeds from the sale of ACE’s fossil fuel-fired electric generating plants were assumed to be used to repay short-term and long-term debt, after considering expected debt retirement costs and tax payments on the gain on the sale of the electric generating plants.

•
For purposes of the Pro Forma 2001 Consolidated Statement of Income, the following sale and expected sale were assumed to have occurred on January 1, 2001: (i) the sale of ACE’s ownership interests in nuclear electric generating plants (383 MW) on October 18, 2001, and (ii) the expected sale of ACE’s fossil fuel-fired electric generating plants (739.7 MW), which were under agreements for sale as of December 31, 2001. As a result, expenses related to the electric generating plants that were assumed to be sold were eliminated for the period of operations during 2001.

•
To replace the kilowatt-hours produced by the electric generating plants that were assumed to be sold, replacement energy and capacity were assumed to be purchased from the PJM Interconnection, L.L.C. (PJM). The energy costs were based on an hourly PJM Locational Marginal Price (LMP) and the capacity costs were based on average PJM capacity rates.

•
Under its rates for electricity supplied to utility customers, ACE was assumed to be permitted to earn a return on the stranded costs resulting from the power plant sales and to no longer earn a return on the power plants sold.

•
Revenues which resulted from the Wholesale Transaction Confirmation Letter Agreements during 2001, as discussed in Note 9 to the Consolidated Financial Statements included in Item 8 of Part II of ACE’s 2001 Annual Report on Form 10-K, were assumed not to have been earned due to the assumption that the nuclear power plants were sold on January 1, 2001.

•
The net pro forma gain from the sale of ACE’s fossil fuel-fired electric generating plants was primarily recorded as a reduction to recoverable stranded costs. A gain on the Deepwater electric generating plant (primarily due to depreciation subsequent to the 1999 write-down associated with discontinuing the application of SFAS No. 71 to ACE’s electric generation business) and the recognition of unamortized deferred investment tax credits were credited to retained earnings.

•	An effective tax rate of 40% was utilized to calculate the income tax effects of adjustments to the Pro Forma 2001 Consolidated Statement of Income.

These Pro Forma Consolidated Financial Statements have been prepared for comparative purposes only and do not purport to be indicative of operations or financial condition which would have actually resulted if the sale of generation assets or other related transactions occurred on the dates of the period presented, or which may result in the future. Further, these Pro Forma Consolidated Financial Statements have been prepared using information available at the date of this filing. As a result, certain amounts indicated herein are preliminary in nature and, therefore, will be subject to adjustment in the future.

Description of Pro Forma Adjustments

The Unaudited Pro Forma Consolidated Statement of Income and Balance Sheet filed with this Exhibit reflect the following adjustments:

Adjustments to the Consolidated Statement of Income

1.
A net decrease in “Operating revenues” due to (i) no revenues from the operations of the deregulated Deepwater electric generating plant, and (ii) no revenues earned under the “Wholesale Transaction Confirmation Letter Agreements” from ACE’s interests in the nuclear electric generating plants.

2.
An increase in “Electric fuel and purchased energy and capacity” primarily because the cost increase from ACE purchasing all energy and capacity requirements to meet its retail load exceeded the cost decrease from no longer purchasing fuel for the electric generating units.

3.	Decreases in other operating expenses as a result of the assumed sales of certain electric generating plants as of January 1, 2001.

4.
A decrease in the amount of “Deferred electric service costs” associated with ACE’s Basic Generation Service because (i) for ratemaking purposes, the total return earned on the stranded costs of ACE is less than the total return earned on the generation rate base of ACE’s divested plants, and (ii) there is a net reduction in the operating expenses associated with supplying ACE’s load, which results in a related reduction in the operating expenses deferred. For additional information, see “Basic Generation Service” in Note 6 to the Consolidated Financial Statements included in Item 8 of Part II of Conectiv’s 2001 Annual Report on Form 10-K.

5.	A decrease in “Interest charges” as a result of retirement of debt due to the sale of certain electric generating plants.

6.	A decrease in income taxes due to the decrease in income before income taxes.

Adjustments to the Consolidated Balance Sheet

1.
A net increase to “Cash and cash equivalents” primarily as a result of net proceeds received from the sale of certain electric generating plants, less cash used for the retirement of short-term and long-term debt.

2.
Net decreases in “Fuel” and “Materials and supplies” inventories, “Investments,” “Property, plant and equipment,” “Other” within “Deferred Charges and Other Assets,” and “Prepaid income taxes” as a result of the sale of certain electric generating plants.

3.
A decrease in “Recoverable stranded costs, net” due to an expected net gain on ACE’s interests in Conemaugh and Keystone Stations, which, along with ACE’s B.L. England Station and ACE’s former interests in nuclear electric generating plants, are subject to stranded cost recovery.

4.
Decreases to “Short-term debt” and “Long-term debt” because the proceeds from the sale of ACE’s fossil fuel-fired electric generating plants were assumed to be used to repay short-term and long-term debt, after considering expected debt retirement costs and tax payments on the gain on the sale of the electric generating plants.

5.	Changes to “Deferred income taxes, net,” “Deferred investment tax credits,” and “Other” within “Deferred Credits and Other Liabilities” as a result of the sale of certain electric generating plants.

6.
A gain on the Deepwater electric generating plant, primarily due to depreciation subsequent to the 1999 write-down associated with discontinuing the application of SFAS No. 71 to ACE’s electric generation business, and the recognition of unamortized deferred investment tax credits was credited to retained earnings.

ATLANTIC CITY ELECTRIC COMPANY
UNAUDITED CONSOLIDATED PRO FORMA STATEMENTS OF INCOME
YEAR ENDED DECEMBER 31, 2001

	Reported	Adjustments		Pro Forma
	(Dollars in Thousands)
OPERATING REVENUES	$1,041,171	$(53,308	)(1)	$987,863

OPERATING EXPENSES
Electric fuel and purchased energy and capacity	636,552	42,143	(2)	678,695
Operation and maintenance	249,247	(84,012	)(3)	165,235
Depreciation and amortization	84,703	(30,821	)(3)	53,882
Taxes other than income taxes	34,118	(1,180	)(3)	32,938
Deferred electric service costs	(143,190)	45,271	(4)	(97,919)

	861,430	(28,599)		832,831

OPERATING INCOME	179,741	(24,709)		155,032

OTHER INCOME	11,504	—		11,504

INTEREST EXPENSE
Interest charges	62,166	(9,417	)(5)	52,749
Allowance for borrowed funds used during construction and capitalized interest	(714)	—		(714)

	61,452	(9,417)		52,035

PREFERRED DIVIDEND REQUIREMENTS ON PREFERRED SECURITIES OF SUBSIDIARY TRUSTS	7,619	—		7,619

INCOME BEFORE INCOME TAXES	122,174	(15,292)		106,882
INCOME TAXES	46,698	(6,117	)(6)	40,581

NET INCOME	75,476	(9,175)		66,301
DIVIDENDS ON PREFERRED STOCK	1,683	—		1,683

EARNINGS APPLICABLE TO COMMON STOCK	$73,793	$(9,175)		$64,618

ATLANTIC CITY ELECTRIC COMPANY
UNAUDITED CONSOLIDATED PRO FORMA BALANCE SHEETS
As of December 31, 2001

	Reported	Adjustments		Pro Forma
	(Dollars in Thousands)
ASSETS
Current Assets
Cash and cash equivalents	$14,261	$20,328	(1)	$34,589
Accounts receivable net of allowances of $7,804	159,679			159,679
Inventories, at average cost
Fuel (coal and oil)	20,331	(20,331	)(2)	—
Materials and supplies	10,738	(1,839	)(2)	8,899
Prepaid income taxes	41,044	(20,328	)(2)	20,716
Other prepayments	1,756			1,756
Deferred income taxes, net	181			181

	247,990	(22,170)		225,820

Investments	3,666	(3,590	)(2)	76

Property, Plant and Equipment
Electric generation	136,152	(136,152	)(2)	—
Electric transmission and distribution	1,276,896	(1,007	)(2)	1,275,889
Other electric facilities	116,215			116,215
Other property, plant, and equipment	5,772			5,772

	1,535,035	(137,159)		1,397,876
Less: Accumulated depreciation	569,495	(19,879	)(2)	549,616

Net plant in service	965,540	(117,280)		848,260
Construction work-in-progress	74,780			74,780
Leased nuclear fuel, at amortized cost	—			—

	1,040,320	(117,280)		923,040

Deferred Charges and Other Assets
Regulatory assets
Recoverable stranded costs, net	930,036	(27,971	)(3)	902,065
Deferred electric service costs	106,259			106,259
Other non-current regulatory assets	82,944			82,944
Unamortized debt expense	12,966			12,966
Other	8,149	1,104	(2)	9,253

	1,140,354	(26,867)		1,113,487

Total Assets	$2,432,330	$(169,907)		$2,262,423

ATLANTIC CITY ELECTRIC COMPANY
CONSOLIDATED BALANCE SHEETS
As of December 31, 2001

	Reported	Adjustments		Pro Forma
	(Dollars in Thousands)
CAPITALIZATION AND LIABILITIES
Current Liabilities
Short-term debt	$44,951	$(44,951	)(4)	$—
Long-term debt due within one year	221,450	(120,001	)(4)	101,449
Variable rate demand bonds	22,600			22,600
Accounts payable	58,001			58,001
Interest accrued	17,224			17,224
Dividends payable	6,302			6,302
Other	40,461			40,461

	410,989	(164,952)		246,037

Deferred Credits and Other Liabilities
Deferred income taxes, net	470,420	(718	)(5)	469,702
Deferred investment tax credits	28,482	(7,114	)(5)	21,368
Regulatory liability for New Jersey income tax benefit	49,262			49,262
Above-market purchased energy contracts and				—
other electric restructuring liabilities	16,615			16,615
Pension benefit obligation	35,529			35,529
Other postretirement benefit obligation	36,429			36,429
Other	13,311	(4,648	)(5)	8,663

	650,048	(12,480)		637,568

Capitalization
Common stock, $3 par value; shares authorized: 25,000,000 ; shares outstanding: 18,320,937	54,963			54,963
Additional paid-in capital	410,194			410,194
Retained earnings	156,152	7,525	(6)	163,677

Total common stockholder’s equity	621,309	7,525		628,834
Preferred stock not subject to mandatory redemption	6,231			6,231
Preferred stock subject to mandatory redemption	12,450			12,450
Company obligated mandatorily redeemable preferred securities of subsidiary trusts holding solely company debentures	95,000			95,000
Long-term debt	636,303			636,303

	1,371,293	7,525		1,378,818

Total Capitalization and Liabilities	$2,432,330	$(169,907)		$2,262,423